September 13, 2005

via U.S. mail and facsimile to (414) 327-0532

Thomas J. Price
Vice President - Chief Financial Officer and Secretary
The Oilgear Company
2300 South 51st Street
P.O.Box 343924
Milwaukee, WI 53234-3924

	RE:	The Oilgear Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed April 15, 2005

		Forms 10-Q for the quarters ended March 31, 2005 and June
30, 2005
		File No. 0-00822

Dear Mr. Price:

      We have reviewed your response letter dated August 22, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

(8) Other Non-Operating Income, Net, page 36

1.	We have reviewed your response to prior comment 6 in our
letter
dated July 6, 2005.  We have the following comments:
* Please tell us your consideration of paragraph 45 of SFAS 144, whereby gains and losses on the sale of assets are included in operating income, not as a non-operating item. Please also tell us the amount of these gains or losses for each period presented.
* We note on page 17 of your amended June 30, 2005 Form 10-Q that cash discounts earned from vendors are also included in non-operating income. Please tell us how you determine it is appropriate to classify such discounts as non-operating income, instead of as a reduction of cost of sales. See EITF 02-16. Please also tell us the amount of these discounts for each period presented.
* Alternatively, if material, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications. If immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

(12) Commitments and Contingencies, page 46

2.	We have reviewed your response to prior comment 7 in our
letter
dated July 6, 2005. Please be advised that loss contingencies should be evaluated independently from any potential claim for recovery for accounting and disclosure purposes. See question 1 of SAB Topic 5-Y.
Accordingly:
* Please disclose the nature of each loss contingency, independent of your insurance recovery, where there is at least a reasonable possibility that a loss may have been incurred. Please also disclose an estimate of the possible loss or range of loss. Refer to paragraph 10 of SFAS No. 5. Based on your response to prior comment
7, it appears that, at a minimum, your product liability lawsuits in
France and England require disclosure in accordance with SFAS No.
5.
* Please accrue for those loss contingencies that meet the conditions of paragraph 8 of SFAS No. 5, independent of your insurance recoveries. In other words, please present the gross liability associated with your loss contingencies separately from the related claim for recovery.
* If material, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to reflect these amounts. If immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

Item 9A. Controls and Procedures, page 50

3.	We have reviewed your proposed revisions in response to prior comment 8 in our letter dated July 6, 2005, and the revised disclosure provided on page 21 of the June 30, 2005 Form 10-Q.
Your
definition of disclosure controls and procedures does not conform to the definition in Exchange Act Rule 13a-15(e). Therefore, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.



Form 10-Q for the quarter ended March 31, 2005

Consolidated Statements of Cash Flows, page 5

4.	We have reviewed your response to prior comment 10 in our
letter
dated July 6, 2005.  We have the following comments:
* In future filings, please disclose in further detail the components of "other, net" in your statement of cash flows.
* We note that you had classified $1,059,000 in financing fees as an operating activity for the quarter ended March 31, 2005, instead of as a financing activity. We also note that you have classified $520,000 in financing fees as an operating activity for the year ended December 31, 2004, instead of as a financing activity. Please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications. Alternatively, if you believe these misclassifications are immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

Form 10-Q/A for the quarter ended June 30, 2005

Financial Statements

7. Gain on Investments, page 12

5.	We have reviewed your response to prior comment 9 in our
letter
dated July 6, 2005, and note your revised disclosure here and on page
16. Please explain in detail how you determined that the shares of the insurance company belonged to you, rather than the pension plan, given that the original membership interests appear to have been held by the pension plan. Assuming the shares are owned by the plan assets, please clarify why the gain recognized from the demutualization of the insurance company would not be included in the unrecognized actuarial gains associated with your pension plan. If, on the other hand, these shares belong to you:
* Please clarify why you believe that the effect of the recognition of these shares is immaterial to your consolidated statement of operations. You state that approximately $188,000 of the gain reported in the first quarter of 2004 should have been recorded in the fourth quarter of 2001, and the remainder of the gain recorded in the first quarter of 2004 should have been recorded in the second quarter of 2004. Therefore, please provide to us your SAB 99 materiality assessment. Alternatively, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to reflect the demutualization in 2001 and the gain on the sale of the shares in the second quarter of 2004. Regardless of whether you amend or provide your SAB 99 materiality assessment, please clarify whether you account for these shares as trading or available for sale securities in accordance with SFAS No. 115 subsequent to 2001.
* Please tell us your basis in GAAP for recognizing the proceeds from the sale of the shares in operating activities, rather than investing activities, in your statement of cash flows. See paragraph 16.b of
SFAS No. 95. Alternatively, if material, please amend your December
31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications. If immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

In addition, please tell us and disclose in future filings the reasons for the remaining change in your selling, general and administrative expenses. For example, these expenses increased by $998,000 in the first quarter of 2005, as compared to the first quarter of 2004. You disclose that $180,000 of the change related to changes in foreign currency exchange rates, $160,000 of the change related to additional legal and accounting fees, and a portion of the change related to increased healthcare, consulting and employee incentive expenses. These increases were offset by the recognition of approximately $300,000 of a gain related to the sale of the shares. Thus, please clarify the reasons for the remaining $958,000 of the increase in selling, general and administrative expenses.

6.	Please be advised that if you conclude that your prior
filings
should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

In addition, if you intend to amend your prior filings, please tell
us when you will file your restated 2004 Form 10-K and 2005 Form
10-
Q`s.  We remind you that your restated Form 10-K should
appropriately
address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including
MD&A,
selected financial data, and quarterly financial data,
* updated Item 9A. disclosures should include the following:
o    a discussion of the restatement and the facts and
circumstances
surrounding it,
o    how the restatement impacted the CEO and CFO`s original
conclusions     regarding the effectiveness of their disclosure
controls and procedures,
o    changes to internal controls over financial reporting, and
	o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
	 Refer to Items 307 and 308(c) of Regulation S-K.
* updated certifications.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Thomas J. Price
The Oilgear Company
September 13, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE